Exhibit 99.2

MakeMyTrip Completes Merger with ibibo Group -

Creates one of the Leading Travel Groups in India

MakeMyTrip Completes Merger with ibibo Group - Creates One of the Leading Travel Groups in India

New Delhi, New York January 31 2017 - MakeMyTrip Limited (NASDAQ:MMYT), India’s leading online travel company, today announced that it has completed its merger with the ibibo Group. The merger creates one of the leading travel groups in India, provides a one stop shop for all Indian travelers and brings together a collection of leading consumer travel brands, including MakeMyTrip, goibibo, redBus, Ryde and Rightstay, which together processed 34.1 million transactions during fiscal year 2016.

In consideration for the acquisition of ibibo Group, MakeMyTrip issued 38,971,539 Class B shares to the parent of ibibo Group (which is jointly owned by Naspers and Tencent). The parent of ibibo Group also exercised its option to purchase 413,035 new ordinary shares of MakeMyTrip at $21.19 per share for a total cash consideration of $8.75 million. Upon completion of the Transaction, MakeMyTrip will have 91,186,205 issued and outstanding voting shares, including 38,971,539 Class B shares and 413,035 ordinary shares held by Parent, and 9,857,028 ordinary shares held by Ctrip.com International, Ltd.

As a key condition to the completion of the transaction, the parent of ibibo Group contributed its pro rata share of consolidated net working capital of approximately $82.8 million in cash to MakeMyTrip at closing (which is subject to adjustments after completion), further strengthening the balance sheet of the newly combined company.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand) and the ITC Group (Thailand). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 34,000 hotels and guesthouses in India, more than 240,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

Jonathan Huang

MakeMyTrip Limited

Vice President - Investor Relations

+1 (917) 769-2027

jonathan.huang@makemytrip.com